# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tax Free Target Maturity Fund for Puerto Rico Residents, Inc., CIK 0001847516
CUSIP: 87677T105
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0001959513
Persons authorized to receive notices and communications: Daniel Morman, 5055 Collins Ave, #6L, Miami Beach, Florida (FL), 33140, (305) 807-2136

## Reporting persons
- RAD Investments LLC (CIK 0001959513): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 2,531,711; sole dispositive power 0; shared dispositive power 2,531,711; aggregate amount beneficially owned 2,531,711 (10.6% of the class)
  Comment: The percentages used herein are based upon 23,897,920 shares of common stock outstanding, which represents the shares of common stock outstanding as of June 30, 2025, according to the Fund's Certified Shareholder Report on Form N-CSR (the "Shareholder Report") filed with the Securities and Exchange Commission ("SEC") on September 5, 2025.
- Ethan Danial (CIK 0001959931): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 1,593,656; shared voting power 2,531,711; sole dispositive power 1,593,656; shared dispositive power 2,531,711; aggregate amount beneficially owned 4,125,367 (17.3% of the class)
  Comment: These Shared Voting Power and Shared Dispositive Power shares are deemed to be beneficially owned by Mr. Danial in his capacity as manager of RAD Investments LLC.
  The percentages used herein are based upon 23,897,920 shares of Common Stock outstanding as of June 30, 2025, as disclosed in the Shareholder Report.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Tax Free Target Maturity Fund for Puerto Rico Residents, Inc.
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, San Juan, Puerto Rico (PR), 00918
Comment: This Amendment No. 12 amends the Schedule 13D first filed on June 7, 2022 (as amended to date, the "Schedule 13D") as specifically set forth herein:

## Item 2. Identity and Background
Name of person filing: Not Applicable
Residence or business address: Not Applicable
Citizenship: Not Applicable

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The funds for the purchase of the 2,531,711 shares of Common Stock beneficially owned by RAD Investments LLC were derived from the working capital of RAD Investments LLC. The funds for the purchase of the 1,593,656 shares of Common Stock beneficially owned by Mr. Danial were derived from the personal funds of Mr. Danial. A total of $2,790,739.52, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein, before giving effect to any return of principal distributions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (c) are hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 11 and Item 3 are incorporated herein by reference.
The aggregate percentage of shares of Common Stock reported to be owned by each Reporting Person is based upon 23,897,920 shares of
Common Stock outstanding as of June 30, 2025, as disclosed in the Issuer's Shareholder Report on Form N-CSR filed with the SEC on
September 5, 2025.
Transactions in the class effected during the past sixty days:
This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the
Reporting Person during the past sixty days. All transactions were effectuated in the open market through a broker.

Reporting Person Trade Date Shares Purchased (Sold) Price Per Share ($)

Ethan Danial 10/31/2025 5,370 0.821
Ethan Danial 10/31/2025 2,000 0.820
Ethan Danial 11/3/2025 8,000 0.821

## Signatures
- RAD Investments LLC: /s/ Ethan Danial, Member; Manager (11/03/2025)
- Ethan Danial: /s/ Ethan Danial, Ethan Danial (11/03/2025)